FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 9, 2016

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

 5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

EXPLANATORY NOTE

The following announcement amends and replaces the ‘Further Update on Enhanced Capital Notes’ announcement released on February 9, 2016.

UPDATE ON ENHANCED CAPITAL NOTES

Further to the announcement earlier today released by Lloyds Banking Group plc in respect of certain Enhanced Capital Notes (ECNs) issued by LBG Capital No. 1 plc and LBG Capital No. 2 plc (the Issuers), the Issuers have extended the Sterling and Euro cash tender offers to 4.00pm (London time) on 11 February 2016. The U.S. Dollar cash tender offer remains unchanged. This will enable eligible holders to consider the Supreme Court decision to grant the ECN Trustee leave to appeal the unanimous judgement of the Court of Appeal of 10 December 2015 that a ‘Capital Disqualification Event’ (CDE) had occurred.

The Group continues to seek to balance the interests of all stakeholders in this matter and has previously confirmed that, if the Supreme Court were to determine that a CDE had not occurred in relation to the ECNs, it would compensate fairly the holders of the ECNs whose securities are redeemed by LBG Capital No. 1 plc and LBG Capital No. 2 plc by reason of a CDE (as defined in the terms and conditions of the ECNs) for losses suffered as a result of such early redemption.

– END –

For further information:

Investor Relations

Douglas Radcliffe	+44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith	+44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

DISCLAIMER

This announcement contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If you are in any doubt as to the contents of this announcement or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose ECNs are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the Issuers, the Group, the dealer managers or the tender agent makes any recommendation as to whether holders should tender ECNs for pursuant to the Tender Offers.

The Tender Offers do not constitute an offer to buy or the solicitation of an offer to sell ECNs in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offers to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made on behalf of the Issuer by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Issuers, the Group, the dealer managers and the tender agent to inform themselves about, and to observe, any such restrictions.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	February 9, 2016	By:	/s/ Vishal Savadia
			Name:	Vishal Savadia
			Title:	Capital Issuance & Structuring